Exhibit 99.1

BAYTEX TO WEBCAST ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (May 14, 2014) – Baytex Energy Corp. (TSX, NYSE: BTE) will be holding its Annual and Special Meeting of Shareholders on Thursday, May 15, 2014 at the Calgary Petroleum Club, Devonian Room, 319 – 5th Avenue S.W., Calgary, Alberta, commencing at 3:00 p.m. (MDT). Following the meeting, Mr. James Bowzer, President and Chief Executive Officer, will deliver a corporate presentation on Baytex. Both the meeting and Mr. Bowzer’s presentation will be webcast. The presentation slides and a link to the webcast will be available on the Baytex website, www.baytexenergy.com, at the start of the meeting. The archived webcast of the meeting and presentation can also be accessed via the following URL for 30 days following the meeting:

http://www.gowebcasting.com/5419

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com